EXHIBIT 99.14

CONSENT OF GORDON WATTS

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corporation’s (the “Company”) Annual Report on Form 40-F for the year ended December 31, 2008 (the “Annual Report”), I, Gordon Watts, P.Eng., Senior Associate Mineral Economist (Watts, Griffis and McOuat Ltd.), hereby consent to the inclusion in, or incorporation by reference into, and the use of my name in connection with the preparation of the following documents/reports:

1.	Technical report dated January 30, 2009, entitled “An Audit of the Mineral Reserves/Resources Tayoltita, Santa Rita and San Antonio Mines as of December 31, 2008 for Silver Wheaton Corporation”;

2.	The Annual Report.

Date: March 30, 2009

Yours truly, /s/ Gordon Watts
Name: Gordon Watts, P. Eng Title: Senior Associate Mineral Economist, Watts, Griffis and McOuat Limited